AMARC ANNOUNCES $2.6 MILLION FINANCING
DRILL PROGRAM PLANNED FOR DUKE

September 27, 2017, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCBB: AXREF) announces a private placement of common shares for proceeds totaling approximately $2.6 million that will be completed in the immediate future. The common shares will be issued at a price of C$0.20 per share and subject to a four month hold period. Fees of 6% are payable on a portion of the financing and the financing is subject to final TSX Venture Exchange approval.

Proceeds from the financing will be used to drill test the DUKE porphyry copper deposit target this fall with a budget of approximately $600,000, repay $500,000 of loans outstanding and for general corporate and working capital purposes.

Amarc’s DUKE deposit target and the adjacent 190 km2 porphyry copper district is located 80 km northeast of Smithers, British Columbia (“BC”) and 30 km north of former mines (Bell and Granisle) operated by Noranda Mines. The DUKE Project area is logging road accessible from Smithers or Fort St. James. The Company plans to complete up to four drill holes as an initial test of the DUKE deposit target.

Prior operators explored the DUKE porphyry copper deposit target with surface geochemical and geophysical surveys, as well as 30 shallow diamond drill holes. Many of the holes drilled intersected significant lengths of porphyry copper-molybdenum-silver-gold mineralization, which remains open both laterally and to depth. Additionally, the surrounding DUKE district covered by Amarc mineral claims hosts multiple second-order porphyry copper deposit targets. Amarc proactively supports government’s duty to consult First Nations and following a rigorous review process, the Company has received two five-year, area-based permits for DUKE Project exploration activities.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of BC porphyry copper mines. By combining strong projects and funding with successful management, Amarc has created a solid platform to create value from its exploration and development-stage programs.

Amarc is advancing its 100% owned IKE, DUKE and JOY porphyry copper deposit districts, located in southern, central and northern BC, respectively, each with proximity to industrial infrastructure, power, rail and highways. These projects represent significant potential for the discovery of multiple and important-scale, porphyry gold-copper and copper-molybdenum deposits.

The 462 km2 IKE Project is located 33 km northwest of the historical mining community of Gold Bridge. Amarc has made a significant new porphyry copper-molybdenum-silver discovery, completing over 12,000 metres of drilling in 21 wide-spaced core holes in the IKE deposit. The deposit has the potential for extensive resource volumes and remains open to expansion in all directions. Extensive regional surveys have also identified numerous porphyry copper (±molybdenum±gold±silver) targets within 10 km of the IKE deposit. Amarc has partnered with Hudbay Minerals Inc. (“Hudbay”) (TSX-HBM; NYSE:HBM) to efficiently fund the advancement of the IKE Project (see Amarc News Release dated July 6, 2017) with a 2017 exploration program budget of $3.3 million.

Amarc’s 72 km2 JOY Project lies 310 km north of Mackenzie, BC in the province’s Toodoggone region, an area considered to have high potential for the discovery of important scale, porphyry gold-copper deposits. JOY is located 20 km north of the prolific Kemess District, host to the former Kemess South Mine and AuRico Metals’ recently government approved Kemess Underground Project. Past operators conducted prospecting-style work indicating a number of substantial porphyry gold-copper and epithermal silver-gold deposit targets across the JOY property. In particular, historical and recent soil surveying outlined a 9 km2 copper, gold, molybdenum, silver and zinc geochemical anomaly (“Deposit Target One”), which potentially reflects a large and shallowly buried, gold-copper porphyry deposit. Amarc has partnered with Hudbay to efficiently fund the advancement of the JOY Project (see Amarc News Release dated August 22, 2017) with a 2017 exploration program budget of $1.9 million.

Amarc has also concluded option agreements with each of Gold Fields Toodoggone Exploration Corporation and Cascadero Copper Corporation to purchase 100% of the 323 km2 PINE property (see Amarc News Release August 29, 2017), which lies between Amarc’s JOY Project and AuRico’s Kemess developments.

Amarc considers the JOY and adjacent PINE mineral claims to be significantly underexplored and, potentially, to represent the northern extension of the Kemess gold-copper district. Deposit Target One on Amarc’s JOY Project which is the focus of the 2017 drill program extends for some distance onto the PINE property. In addition, highly favorable geology, surface sampling and geophysical surveys, along with drilling in 248 holes by past operators, indicate a number of significant gold-copper deposit targets across the PINE property.

Amarc is associated with Hunter Dickinson Inc. (“HDI”), a diversified, global mining company with a 29-year history of porphyry discovery and development success. Previous and current HDI porphyry projects include some of BC’s and the world’s most important mineral resources – such as Pebble, Mount Milligan, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Sisson, and Maggie. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects to provide superior returns to shareholders.

Amarc is committed to working collaboratively with governments and stakeholders to achieve responsible development of its projects, while contributing to sustainable development of the communities in which it works. All work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person as Defined Under National Instrument 43-101

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content of this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD
Ronald W. Thiessen
Chief Executive Officer

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. The Company cannot guarantee that the Consolidated Loan and issuance of securities contemplated by this release will complete. There is no certainty that the Company will be able to repay the Consolidated Loan or any other outstanding debt or liability of the Company in a timely manner or at all. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.